Exhibit (a)(1)(F)

TECHTARGET, INC. ANNOUNCES COMMENCEMENT

OF TENDER OFFER TO REPURCHASE UP TO

6,500,000 SHARES OF ITS COMMON STOCK AT PRICE OF $5.00 PER SHARE

Newton, MA – September 25, 2013 – TechTarget, Inc. (NASDAQ: TTGT) announced today that it has commenced a tender offer to purchase up to 6,500,000 shares of its common stock at a price of $5.00 per share. The number of shares proposed to be purchased in the tender offer represents approximately 16.79% of the approximately 38,724,720 million shares of TechTarget’s common stock issued and outstanding as of September 19, 2013. The last reported sale price of TechTarget’s common stock on September 23, 2013 was $4.79 per share.

The tender offer will expire at 5:00 p.m., New York City time, on October 24, 2013, unless extended by TechTarget. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that is being distributed to stockholders.

On the terms and subject to the conditions of the tender offer, TechTarget’s stockholders will have the opportunity to tender some or all of their shares at a price of $5.00 per share. If stockholders properly tender and do not properly withdraw more than 6,500,000 shares, TechTarget will purchase shares tendered by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the Offer to Purchase that is being distributed to stockholders. Stockholders whose shares are purchased in the tender offer will be paid $5.00 per share, net in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer period.

As of September 19, 2013, TechTarget had approximately $62 million in cash and cash equivalents. TechTarget will use a portion of its cash and cash equivalents to fund the tender offer. Georgeson Securities Corporation is acting as the Dealer Manager and the Information Agent is Georgeson Inc. The Depositary is Computershare Trust Company, N.A. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to stockholders of record and also will be made available for distribution to beneficial owners of TechTarget’s Common Stock. For questions and information, please call the Information Agent toll free at 800-248-7605.

None of TechTarget, its Board of Directors, the Information Agent, the Dealer Manager or the Depositary is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal.

TechTarget also announced today that, effective as of immediately prior to the commencement of the tender offer, its Board of Directors has terminated the Stock Repurchase Program that was approved on August 7, 2012.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF TECHTARGET COMMON STOCK. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT TECHTARGET WILL SHORTLY BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT TECHTARGET WILL SHORTLY BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV, THE INVESTOR INFORMATION SECTION OF TECHTARGET’S WEBSITE AT WWW.TECHTARGET.COM OR BY CALLING GEORGESON INC., THE INFORMATION AGENT FOR THE TENDER OFFER, TOLL-FREE AT 800-248-7605.

STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About TechTarget

TechTarget is the online intersection of serious technology buyers, targeted technical content and technology providers worldwide. Our extensive network of online and social media, powered by TechTarget’s Activity Intelligence™ platform, redefines how technology marketers view and engage technology buyers based on their active projects, specific technical priorities and business needs. With more than 120 technology-specific websites and a wide selection of custom advertising, branding, and lead generation solutions, TechTarget delivers unparalleled reach and innovative opportunities to drive technology marketing success around the world.

TechTarget has offices in Atlanta, Beijing, Boston, Cincinnati, London, Paris, San Francisco, Singapore and Sydney.

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All statements contained in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on our current plans and expectations and involve risks and uncertainties that could cause actual future events or results to be different than those described in or implied by such forward-looking statements, including risks and uncertainties regarding: TechTarget’s stock price, changes in financial markets; changes in economic, political or regulatory conditions or other trends affecting the Internet and information technology industries; changes in facts and circumstances and other uncertainties concerning the completion of the tender offer; and the ability of TechTarget to achieve the benefits contemplated by the tender offer. Further information about these matters can be found in our Securities and Exchange Commission filings. Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances.

Contact:

Peter Ross

Vice President, Corporate Marketing

617-431-9668

888-274-4111 x 9668

pross@techtarget.com

Garrett Mann

Director of Marketing

617-431-9371

888-274-4111 x 9371

gmann@techtarget.com